Mail Stop 4720

June 29, 2009

By U.S. Mail and facsimile: (212) 218-2808

Lowell S. Dansker
Chairman and Chief Executive Officer
Intervest Bancshares Corporation
One Rockefeller Plaza, Suite 400
New York, New York 10020-2002

        Re: Intervest Bancshares Corporation
           Form 10-K for December 31, 2008
           Definitive Proxy Statement filed March 31, 2009
           Form 10-Q for March 31, 2009
           File Number 000-23377

Dear Mr. Dansker:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, Allowance for Loan Losses, page 12

1.   We refer to the table summarizing the five-year activity in the consolidated allowance for loan losses that shows the Company recorded charge-offs of $4.2 million in 2008 and no

charge-offs during each of the four prior fiscal periods. Please tell us and revise this section in future filings to provide the following information:

- Discuss the reasons why no charge-offs were recorded during the four-year period ended December 31, 2007. Consider in our response the following:
  o The amount of related impaired loans,
  o The extent to which the impaired loans were collateralized and
  o The relationship between uncollectible impaired loans and the acquired collateral recorded in the account "Real estate acquired through foreclosure".

- Provide a roll-forward analysis of the activity in the "Real estate acquired through foreclosure" account that shows the yearly changes in the account and how they relate to the collateralized loans that were impaired for these fiscal periods.

- Consider in your response the Company has foreclosed real estate of $9.1 million as of December 31, 2008, net of a valuation account of $0.5 million and no foreclosed real estate as of December 31, 2007as stated in Note 1, Foreclosed Real Estate on page 70.

Item 7. Management's Discussion and Analysis of Financial Condition and results of Operations, page 36

2. You disclose that Intervest Bancshares' non-accrual loans have increased dramatically over the past year. You also disclose that you have decreased your investment in floating rate loans, and that you have elected to pay down debt rather than engage in expanding lending as loans are paid off. Furthermore, it appears that multi-family lending and commercial lending are seeing increased delinquencies nationwide. Please revise your disclosure in future filings to discuss Management's longer term view of its lending strategy. Also, please discuss any remedial steps taken to address non-accrual loans and the impact of further charge-offs in the near term.

Item 8. Financial Statements and Supplementary Data
Note 1, Summary of Significant Accounting Policies, Recent Accounting Developments, page 71

3. We refer to the table on page 73 that discloses the level of valuation assumptions used to determine the carrying value of assets measured at fair value. Considering all the financial assets were measured using Level 3 inputs please provide in future filings the disclosure required by paragraphs 32(c) and 32(d) of SFAS 137 by providing a reconciliation of the assets measured at fair value on a non recurring basis similar to that included in paragraph A35 of SFAS 157.

Form 10-Q for the period ended March 31, 2009

Note 3, Securities, page 10

4.   We note the Company has gross unrealized losses of $6.6 million at March 31, 2009 compared to $3.8 million as of December 31, 2008 and recorded an impairment charge of $300,000 on one security, equal to 32% of its $1.0 million cost basis. We also note $5.7 million of gross unrealized losses of twelve months or longer are related to seven remaining corporate securities with an amortized cost of $7.7 million. Considering the magnitude and duration of these unrealized losses, which account for 72% of the $7.7 million of unamortized cost of the Corporate securities, please provide us with the impairment analysis you performed to conclude that there was no other than temporary impairment as of March 31, 2009 with respect to these seven trust preferred securities. Include in your analysis the following:

- The specific factors in your impairment analysis that resulted in a $300,000 OTTI charge for one corporate security and why these factors did not have a similar effect on the remaining portfolio.

- Discuss the major assumptions, variables and data inputs used in the discounted cash flow model, including the following:

    o   The discount rate used and how it was determined
    o   The probability of default and how it was determined.

- The actual amount and percentage of deferral and defaults experienced by each trust on a quarterly basis as compared with the same amounts determined by your impairment model.

- The key factors in your analysis that will trigger the determination of an OTTI charge with respect to your corporate securities portfolio.

- The methodology used for validating and periodically updating the key assumptions and data inputs.

5.   Please provide us and consider including in future filings a table detailing the following information for each of your trust preferred securities:

- Book value and fair value.
- Unrealized gain or loss.
- Credit ratings.
- Number of banks in each issuance of pooled securities.

- Deferrals and defaults as a percentage of collateral.
- Excess subordination considering best estimates of future interest deferral and defaults.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Edwin Adames at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel